UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Benefytt Technologies, Inc.

(Name of Subject Company (Issuer))

Daylight Beta Corp.

(Name of Filing Person—Offeror)

Daylight Beta Parent Corp.

(Name of Filing Person—Offeror)

Daylight Beta Intermediate Corp.

Daylight Beta Holdings, LP

Daylight Beta GP, LLC

Madison Dearborn Capital Partners VIII-A, L.P.

Madison Dearborn Capital Partners VIII-C, L.P.

Madison Dearborn Capital Partners VIII Executive-A, L.P.

Madison Dearborn Partners VIII-A&C, L.P.

Madison Dearborn Partners, LLC

(Names of Filing Persons—Other)

Class A Common Stock, par value $0.001 per share

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

Class A Common Stock - 08182C106

Class B Common Stock - None

(CUSIP Number of Class of Securities)

Annie Terry

c/o Madison Dearborn Partners, LLC

70 West Madison Street, Suite 4600

Chicago, IL 60602

(312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard J. Campbell, P.C.

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.:

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Daylight Beta Corp., a Delaware corporation (“Merger Sub”) and wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), for all of the outstanding common stock of Benefytt Technologies, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 12, 2020 among Parent, Merger Sub and the Company. Merger Sub and Parent are controlled by certain investment funds advised by Madison Dearborn Partners, LLC.

The Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/ recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when they become available will contain important information that should be considered carefully before any decision is made with respect to the tender offer. All of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by sending a written request to Parent at Madison Dearborn Partners, LLC, 70 West Madison Street, Suite 4600, Chicago, IL 60602.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 13, 2020 (incorporated by reference to Exhibit 99.1 to Benefytt Technologies, Inc.’s Current Report on Form 8-K filed on July 13, 2020).